MICHAEL S. KROME, ESQ.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:    (631) 737-8381
Fax:     (631) 737-8382
email:   mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                                   March 8, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

               REFERENCE:    XIOM CORP.
                             REGISTRATION STATEMENT ON FORM SB-2
                             AMENDMENT FILED: FEBRUARY 22, 2006
                             FILE NO. 333-123176


Dear Mr. Reynolds:

      Enclosed herewith for filing on behalf of Xiom Corp. (the "Company"), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company's Amendment No. 4 to its Registration Statement on Form SB-2 ("Amendment No. 4"), marked to show the changes to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on February 22, 2006.

      We received your letter of October 11, 2005 and of December 12, 2005, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

General
-------
Comment

1. Please provide a more detailed analysis of how this spin-off was effected in compliance wit our view regarding spin-offs and section 5 of the Securities Act as reflected in SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 2 of 17


Response

      The transaction with Xiom Corp. (then Panama Industries Ltd.) was intended to be under and fulfill the requirements of SEC Staff Legal Bulletin No. 4
      (CF), September 16, 1997 ("SEC Staff Legal Bulletin"). Specifically, the SEC Staff Legal Bulletin set out five specific items which when followed allowed a company subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1933, as amended, to "spin-out" a subsidiary, without filing a registration statement with the Securities and Exchange Commission. The Staff Bulletin stated five conditions to be met:

            * the parent shareholders do not provide consideration for the spun-off shares;
            *     the spin-off is pro-rata to the parent shareholders;
            * the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

            *     the parent has a valid business purpose for the spin-off; and

            * if the parent spins-off "restricted securities," it has held those securities for at least two years.

      We believe that the transaction complied with all five items, as follows:

      (1) There was no consideration paid for the spun off shares by the parent company. The shares of the Company were initially issued without any consideration being paid by any shareholder, and were issued by the parent company as a stock dividend directly to the current shareholders.
      (2) The spin off was pro-rata to all shareholders then shareholders of the parent company. Inasmuch as the distribution of the shares to the original shareholders of the Company was effectuated as a stock dividend to all holders of shares of the parent company, there was a pro-rata distribution. No shareholder received, at the time of this initial distribution, more than the same percentage as any other shareholder in the spun-off company.
      (3) At the time of the spin off the parent company believed that sufficient information was available to the pubic to comply with the Staff Legal bulletin, from the reported filings of the parent company. At the time of the spin off of the company, we believed that we had complied with the requirement of this provision of SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997 ("SEC Staff Legal Bulletin"), in that the parent company (TTI Holdings Corp. "TTI") was a reporting company under the Securities Act of 1933 and 1934, as amended, and had filed all reports due. Therefore, management at the time of the distribution believed that sufficient information was available to the public in accordance with the Staff Bulletin.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 3 of 17


      (4) The purpose of the spin-off was for a valid business purpose. The business activities of Xiom Corp. (involving metal coatings and other metal related activities) were outside the sphere of the proposed acquisition of the parent company. At the time of the spin-off, in May and June 2001, the parent company was seeking to enter into a series of transactions to acquire up to eleven separately owned comprehensive outpatient rehabilitation facilities ("CORF's") that were managed by a Florida based company named Total Health Care Consulting, Inc ("Total"). The Company was essentially acquiring the licenses to operate these CORF's with Total providing the back-office management functions. The acquisition of these CORF's was to have been executed by the distribution of shares of TTI to the CORF owners based upon certain financial criteria. However, on August 24, 2001 the Company terminated the agreements with the CORF owners and did not consummate the acquisitions upon being informed that certain representations regarding the financial condition of the CORF's and Total and other material matters were found to be not true. Management at the time felt that the combination of the two separate businesses would have been diametrically opposed and would have caused integration problems with the employees, management of the subsidiaries and accounting issues. The subsidiary that was spun out, then called Panama Industries, Ltd., and now Xiom Corp. was a viable operating business and although not profitable, it had the ability to grow on its own.
      (5) Finally, the parent company did comply with the fifth and final requirement in that all of the securities spun off were "restricted securities" and the parent was not required to register the spin-off as it had complied with the initial four items. All shares issued in the spin-out to the shareholders bore a restrictive legend and were not subject to public sale.

Prospectus Cover Page
---------------------

Comment

2. Please limit the outside front cover page to one page as required by Item 501(a) of Regulation S-B.

Response

      The outside front cover of the Prospectus has been limited to one page.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 4 of 17

Comment

3. Please disclose the date the offering will end as required by Item 501(a)(9)(iii) of Regulation S-B. You are reminded that Rule 415(a)(2) of Regulation C limits the offering to an amount that may be offered and sold within two years.

Response

      We have indicated that the offering by the Company will end one year after the effective date of the prospectus.

Comment

4. We reissue our prior comment 4 and remind you to please limit your disclosure on the cover page to only the information required by Item 501 of Regulation S-B.

Response
              We have removed the disclosure referenced the company's going concern and moved it to the Summary section.

Comment

5. Please highlight the cross-reference to the risk factors section by prominent type or some other manner as required by Item 501(a)(5) of Regulation S-B.

Response

      We have highlighted the cross-reference to the risk factors section by using bold type and capitalizing the sentence.

Comment

6. If applicable, provide the disclosure required by Item 501(A)(10) of Regulation S-B.

Response

      The prospectus contains the information required by Item 501(a)(10) of Regulation S-B at the top of the page.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 5 of 17

Prospectus Summary, page 4
--------------------------

Comment

7. We reissue our prior comment 6. Please add disclosure addressing the company's going concern qualification and its accumulated deficit.

Response

      We have added disclosure regarding the company's going concern qualification.

Comment

8. The disclosure regarding the spin-off is confusing. For example, what do you mean when you disclose in the second paragraph that "at the time of the spin-off, TTIH has intended to focus on a specific target merger candidate involved in a total unrelated business." Revise your disclosure to clearly indicate the various entities involved in the spin-off, the business purposes of each, and the manner in which the spin-off was effected. We may have further comment.

Response

      We gave revised the disclosure to make the circumstances about the spin-off more clear and understandable.


Summary Financial Information, page 5
-------------------------------------

Comment

9. We note your response to prior comment 8. Please update the information presented as of September 30, 2004 and 2003 so that the information is consistent with the revised financial statements included in your filing. In addition, the information regarding loss per share for the nine months ended June 30, 2005 should also be revised. Please revise your disclosures accordingly.

Response

      We have updated the summary financial table, as requested, to red as follows:

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 6 of 17


SUMMARY FINANCIAL INFORMATION

                                               June 30 2005   September 30, 2004   September 30, 2003
                                               ------------   ------------------   ------------------
Balance Sheet Data:
   Total Assets                                $   243,965    $   190,580          $   102,739
   Total Liabilities                           $    91,016    $    91,416          $    82,111
   Total Stockholders' Equity                  $   152,949    $    99,164          $    20,628

Statement of Operations:
   Revenues                                    $    58,270    $   114,479          $   143,973
   Expenses                                    $   265,398    $   350,283          $   239,883
   Net Profit (Loss)                           $  (207,128)   $  (235,804)         $ ( 95,910)
   Basic and Diluted Income (Loss) Per Share         (0.04)         (0.06)               (0.03)
   Weighted Average No. Shares Used
      In Computing Income (Loss) Per Share       5,676,776      3,970,602            3,632,973


Risk Factors, page 6

Comment

10. We reissue our prior comment. The subheading for the 3rd risk factor merely reads "Operations and our Technology and Products." Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Officer of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated Staff Legal Bulletin No. 7, dated June 7, 1999.

Response

      We have revised our subheading, where possible to make them more adequately describe the specific risk that results from the stated fact.

Comment

11. We reissue our prior comment 13. Add more risk factor disclosure covering the industry in which your company operates.

Response

      We have added risk factors covering the industry in which our company operated

Comment

12. We reissue our prior comment 14 because some of the risk factors continue to be generic. We specifically refer you to the 4th and 6th risk factors. Please revise your risk factors to so that each discussed a material risk to your potential shareholders. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 7 of 17

Response

      We have revised the risk factors to make them specific to our Company and Offering.


Use of Proceeds, page 10
------------------------

Comment

13. Revise the disclosure to exclude the proceeds from the exercise of the warrants when calculating the use of proceeds from the sale of the company's securities.

Response

      We have updated the disclosure to and have excluded the proceeds from the assumed exercise of the warrants when calculating the Use of Proceeds from the sale of the Company's securities. We have indicated the changes in response to Comment 14, below.

Comment

14. Commensurate with Item 504 of Regulation S-B, please disclose the priority of each contemplated use of proceeds. Because no minimum amount is required to be sold in your offering, please address the full range of possible offering proceeds, from sale of a nominal amount to the maximum. We may have further comment.

Response

      We have updated and revised the disclosure commensurate with Item 504 of Regulation S-B, as follows:

      "USE OF PROCEEDS

      XIOM Corp. will not receive any proceeds from the sale of the shares by the Selling Shareholders. XIOM Corp. will receive the proceeds of the 500,000 shares to be sold directly by the Company, from time to time. There is no guarantee that these additional shares will be sold.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 8 of 17


      The following table allocates the proceeds from the sale of shares, at various levels from a minimum quantity to the maximum quantity, at $3.00 per share and in priority order as to how such proceeds would be utilized.

                                       50,000      200,000      350,000      500,000

                                     Shares       Shares       Shares       Shares
                                   ----------   ----------   ----------   ----------
Sales and marketing expenditures   $  100,000   $  200,000   $  250,000   $  300,000
Inventory purchases                    50,000      175,000      250,000      350,000
Accounts receivable financing               0      125,000      350,000      500,000
Administrative salaries                     0      100,000      200,000      350,000
                                   ----------   ----------   ----------   ----------
       Total Use of Proceeds       $  150,000   $  600,000   $1,050,000   $1,500,000
                                   ==========   ==========   ==========   ==========

Determination of Offering Price, page 10
----------------------------------------

Comment

15. Reconcile he information contained here with that contained on page 5 where you indicate the price of the shares was arbitrarily determined..

Response

      We have removed the reference on Page 5.

Management's Discussion and Analysis, page 11
---------------------------------------------

Comment

16. Expand the disclosure about the "new expected distributors" in Washington State, Texas, Louisiana and Minneapolis.

Response

      We have a signed agreement with a distributor in Texas. We are attaching a copy of the signed Distribution Agreement as a Material Agreement to the Registration Statement. We also have a distributor in Huntington, New York and Saskatchewan, Canada, and are including those Agreements as an Exhibits, as well. We have expanded the disclosure to include the material terms and conditions of the Agreements. We have no other distributors and have removed the references to other locations.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 9 of 17

Comment

17. Discloser indicated that the first road show is scheduled for mid September in Boston. Disclose the results of this road show.

Response

      We did not conduct the road show as planned. The road show was cancelled due to the company not having the wherewithal to pay for it. Accordingly, we have removed all reference to the road show in the disclosure statement

Comment

18. Please identify the "well known testing agency" with whom you are collaborating.

Response

      We have included the name of the "well know testing agency" which is "KTA Tater, located in Pittsburgh, Pennsylvania.

Comment

19. We reissue our prior comment 22 because your revised disclosure is only partially responsive to our comment. Please provide a potential investor with a comprehensive disclosure in the direction in which you plan to take your company in the next twelve months. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to generate sustained revenues. We may have additional comment after reviewing your revised disclosure.

Response

      We have updated the disclosure as required.

Business of the Company, page 13
--------------------------------

Comment

20. We reissue our prior comment 30 [should read 20]. Please review the disclosure requirements of Item 101 of Regulation S-B and revise your disclosure in accordance with the information that you are required to present. Your current description of your business continues to be vague and does not provide a prospective investor with the information he or she needs to clearly evaluate your product and the ability of the company to survive in the short and long term. We note that you have removed the disclosure relating to what appears to be your sole product, the XIOM 1000 polymer multicoat spray system. Please explain why you have done so. In the alternative, replace your disclosure and provide specific information about its production/manufacturing status and key attributes of the product and or service. We may have further comment after reviewing your revised disclosure.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 10 of 17


Response

      We have updated the disclosure to comply with Item 101 of Regulation S-B.

Comment

21. Some of the disclosure in the third paragraph on page 13 may be considered promotional. Please revise to remove all statements that appear promotional in nature.

Response

      We have removed what we consider to be promotional language from the paragraph.

Comment

22. Disclosure on page 13 indicates that you have applied for "viable patents." Please provide the disclosure required by Item 101(b)(7) of Regulation S-B.

Response

      We have included the following descriptions regarding the patents filed by the Company"

            "The first patent is an equipment patent that covers the nozzle configuration and the propane, oxygen and air mixture configuration, in the gun, with a process description also included.

            The second patent covers the powder-feeder apparatus delivery mechanism, which feeds the nozzle configuration contained in the first patent.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 11 of 17


            The third patent covers the material feed-stock (powder), which is used by the devices, which is fed through the nozzle configuration and the powder-feeding configuration from the first two patents described.

            We have also filed international patents to cover the three items listed."

Comment

23. We reissue our prior comment 27. Expand your disclosure relating to you distributorships. Please identify your distributors and discuss their role in the company's operations. To the extent you maintain agreements with distributors, please disclose the material terms, financial and otherwise, of the agreements and file the agreements a material exhibits.

Response

      We have updated the disclosure to remove any discussion of distributorships.

Management, page 15
-------------------

Comment

24. We note your supplemental response to our prior comment 31. Please disclose in the prospectus the fact that Messrs. Mazzone and Gardega are your promoters.

Response

      We have indicated in the prospectus, in the Management section that both Mr. Mazzone and Mr. Gardega are to be promoters of the Company. It has been indicated in the listing of positions with the Company and at the conclusion fo the biographies.

Dilution, page 18
-----------------

Comment

25. We note your response to prior comment 38. Please update the information as of the most recent balance sheet date presented in the registration statement.

Response

      The information has been updated as of the most recent balance sheet date, as follows:

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 12 of 17


DILUTION

Our net tangible book value as of June 30, 2005 was $152,949, or $0.03 per share of common stock. Net tangible book value per share represents tangible assets, less liabilities, divided by the number of shares of common stock issued and outstanding. The following table illustrates the dilution to purchasers of common stock in this offering at various arbitrarily determined sales levels, at an assumed public offering price of $ 3 per share. At the sales levels indicated, our pro forma net tangible book value at June 30, 2005 would have been $752,949, $1,052,949, $1,352,949, or $1,652,949 respectively. This represents an immediate dilution of $2.87, $2.82, $2.78 or $2.73 per share, respectively, to new investors.

                                             Number of Shares of Common Stock Sold in the Offering(1)
                                                   200,000     300,000     400,000     500,000
                                                   Shares      Shares      Shares      Shares

Public offering price per share                    3.00        3.00        3.00        3.00
                                                   ----------------------------------------

Net tangible book value before the offering        0.03        0.03        0.03        0.03
Increase in net tangible book value
attributable to new investors                      0.10        0.15        0.19        0.24
                                                   ----------------------------------------

Pro forma net tangible book value per share
after the offering                                 0.13        0.18        0.22        0.27
                                                   ----------------------------------------

Dilution per share to new public investors         2.87        2.82        2.78        2.73

(1) The above dilution calculations do not give effect to the outstanding warrants to purchase up to 157,062 shares of common stock at $.75 per share.


Business of the Company - Principal Products and Services, page 18
------------------------------------------------------------------

Comment

26. We note your disclosure that indicated that you currently do business and are expanding your business into Africa, Mexico and Columbia. Provide disclosure here or elsewhere as appropriate, to discuss the issues faced by the company in operating in foreign markets, identify any additional costs of doing business internationally, and consider adding a risk factor to discuss this fact.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 13 of 17


Response

      The reference to Africa, Mexico and Columbia should have read as selling to businesses in foreign countries. The Company has no distributorships, nor any plans for distributorships overseas or plans to set up any operations of any kind. The disclosure has been revised to indicate that the Company has made sales to other countries, but does not conduct any business there.

Offering by Selling Shareholders, page 19
-----------------------------------------

Comment

27. Disclosure in the first paragraph indicates that the selling shareholders will sell at the fixed price of $3.00 for the duration of the company's primary offering. Please clarify. Disclosure elsewhere indicated that the selling shareholders will sell at $3.00 until the shares are quoted on the Over the Counter Bulletin Board.

Response

      We have updated the disclosure to be consistent with the reference to the selling shareholders selling their shares at $3.00 until the shares are quoted on the Over the Counter Bulletin Board, if ever.

Plan of Distribution, page 21
-----------------------------

Comment

28.   Please disclose your supplemental response to our prior comment 42.

Response

      We have inserted our supplemental response to prior comment 42, as requested.

Where you can find more information, page 24
--------------------------------------------

Comment

29.   Please update the Commission's address.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 14 of 17


Response

      We have updated the Commissions address

Audit Report, page F-2
----------------------

Comment

30. We note your response to prior comment 45. Please revise the report to include a conformed signature at the bottom of the report, directly above the city and state where the report was issued. Typically, the conformed signature would appear in the form of: "/s/[Registered Accounting Firm]"

Response

      We have indicated and included a conformed signature on the Audit Report

Note 4 - Patents Pending, page F-9
----------------------------------

Comment
31. We note your response to prior comment 51. Pleas revise the financial statements to include the disclosures required by paragraphs 44-45 of FAS 142.

Response
              We have revised the financial statements to include the disclosures required by paragraphs 44-45 of FAS 142.

Note 13 - Related Party Transactions, page F-10
-----------------------------------------------

Comment
32. We note your responses to prior comment 46. Please disclose the value of the contributed services for each period in the footnotes to the financial statements.

Response
              We have disclosed the value of the contributed services for each period presented in the footnotes to the financial statements.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 15 of 17


Comment

33. Please disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatement as required by paragraph 37 of APB 20, and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or redate the report.

Response

      Paragraph 37 of APB 20 refers to required disclosures related to the correction of an error as a prior period adjustment in previously issued financial statements. The financial statements included in the filing have not been previously issued to any third parties. Such issuance was subject to the current filing becoming effective. As such, the financial statements included in the filing have not been restated, but have been corrected as a result of the requested changes and the accountant's report has been appropriately redated.

Note 3 - Stock Option Grants, page F-15
---------------------------------------

Comment

34. We note your response to prior comment 58. Based on your revised disclosure, it appears that no compensation expense was recognized for the option grant to the consultant. Note that under FAS 123, options granted non-employees must be recorded at fair value, with limited exception for non-employee directors meeting all of the conditions of paragraph 8 of FIN
      44. Please revise the financial statements as appropriate to include compensation expense relating to the non-employee grant, and disclose the fair value of the grant under FAS123, along with the major assumptions used to value the award. Also, please revise your disclosures under Executive Compensation on page 16 to discuss the stock option grants to the officers

Response

      We have update Note 3 and adjusted the June 30, 2005 interim financials as requested. We determined the value of the non-employee option on the date of the grant to be "minimal", as defined in paragraph 20 of FAS 123. Additionally, because the Company is a "non-public entity", the expected volatility of its stock over the expected life of the option was appropriately not considered. We have also revised our disclosure under "Executive Compensation" as requested.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 16 of 17


            "EXECUTIVE COMPENSATION

            The officers of XIOM Corp. currently have no formal, or informal, compensation arrangements. They are reimbursed only for documented out-of-pocket petty cash expenses and by issuing shares, or granting of options, for services. On March 1, 2005, XIOM granted two options to purchase a total of 600,000 shares of restricted common stock at a price of $.75 per share, which approximates the fair market value on the date of the grant. The two operating officers, who are also shareholders, each received an option to purchase 300,000 restricted common shares.

            All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the annual meeting of shareholders and until their successors are chosen and qualified."

Comments of December 12, 2005

Financial Statements

Comment

1. We note that the financial statements included in the registration statement do not meet the updating requirements of Item 310(g) of Regulation S-B. Since you do not meet all of the conditions specified in
      Item 310(g)(2) of Regulation S-B, audited financial statements for the year ended September 30, 2005 were required to be filed in the current amendment. Please revise the filing accordingly.

Response

      We have updated the financial information in the registration statement to comply with Item 310(g) of Regulation S-B.

Comment

2. We note that the filed consent refers to the audit report dated March 25, 2005, which is inconsistent with the sate of the audit report included in the registration statement. Please ensure that an updated and currently dated consent is included in your next amendment.

MICHAEL S. KROME, ESQ.

Re: Response Letter to Securities and Exchange Commission Comment letter of October 11, 2005 for Registration Statement on Form SB-2, Amendment No. 2, filed September 2, 2005, and December 12, 2005 on Form SB-2, Amendment No. 3, filed December 6, 2005 for Xiom Corp.

March 8, 2006
Page 17 of 17


Response

      We have filed and updated and currently dated consent related to the Audit report.

Comment

3. We note your supplemental response regarding the use of zero volatility assumption to value stock options granted to non-employees. Please note that the use of the minimum value method described in paragraph 20 of FAS 123 is only applicable to stock-based compensation awards made to employees. As discussed in footnote (1) to EITF 96.18, the minimum value method is not an acceptable method for determining the fair market value of non-employee awards by nonpublic companies. Please revise the financial statements accordingly.

Response

      We have updated the financial statements and footnotes accordingly.

      This letter responds to all comments contained in your letters of October 11, 2005 and December 12, 2005. We are requesting that your office expedite the review of this amendment as much as possible.

      If you have any questions, please do not hesitate to call me at 631-737-8381.

                                        Very truly yours,


                                        Michael S. Krome

cc:  Mr. Andrew Mazzone,
     President, Xiom, Inc.